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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE  13D
Under the Securities Exchange Act of 1934

(Amendment  No._________)*

Gateway International Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

367633-203

(CUSIP Number)

Craig V. Butler, Esq.
The Lebrecht Group, APLC
9900 Research Drive
Irvine, CA 92618
(949) 635-1240

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 9, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (3-06)

CUSIP No.	367633-203

1	NAMES OF REPORTING PERSONS:
	Money Line Capital, Inc.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		13,381,334

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,251,334

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,381,334

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share of Gateway International Holdings, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 2672 Dow Avenue, Tustin, CA 92780.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name: This statement is filed on behalf of Money Line Capital, Inc., a California corporation (“Reporting Person”).

(b)	Residence or Business Address of the Reporting Person is:

2183 Fairview Road, Suite 217
Costa Mesa, CA 92627

(c)	Principal Business:

The principal business of the Reporting Person is to hold and manage investments in other companies.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Of the 12,251,334 shares of Gateway International Holdings, Inc. acquired by Reporting Person, 11,850,000 shares were purchased pursuant to the terms of a Stock Purchase Agreement dated December 8, 2008, under which Timothy D. Consalvi, Lawrence A. Consalvi, and Joseph T. Gledhill agreed to sell 11,850,000 shares to Reporting Person in exchange for $2,211,750.  The remaining 401,334 shares were purchased from six non-affiliate investors in separate transactions for a total of $246,173.74.  None of the funds used to purchase the shares were borrowed from third parties.  The remaining 1,130,000 shares reported herein as beneficially owned by Reporting Person were not purchased by Reporting Person but are subject to an irrevocable voting proxy in favor of Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The 12,251,334 shares of Gateway International Holdings, Inc. acquired by Reporting Person, and the 1,130,000 shares subject to irrevocable voting proxies, were acquired to effectuate in a change in control of the Issuer.  As a result of the transaction, new officers will be appointed to manage the day-to-day operations of Gateway International Holdings, Inc. and eventually new directors will be added to the Board of Directors of Gateway International Holdings, Inc.  The Reporting Person may acquire additional shares of the Issuer from non-affiliate third parties in order to assist the Issuer in settling some outstanding disputes.  Currently, the Reporting Person does not have any plans to undertake an extraordinary transaction, such as a merger, reorganization or disposition of securities of the Issuer, and there are no plans to sell or otherwise dispose of a material amount of the Issuer’s assets, or those of its subsidiaries.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
The Reporting Person now owns 12,251,334 shares of common stock of Gateway International Holdings, Inc., which equates to 44.4% of Gateway’s outstanding common stock.  The Reporting Person also beneficially owns an additional 1,130,000 shares of Gateway International Holdings, Inc., which equates to approximately 4.1% of Gateway’s outstanding common stock, pursuant to certain irrevocable voting proxies issued in favor of the Reporting Person.

(b)	As to the 13,381,334 shares, Reporting Person owns the following rights:
Sole Voting Power: 13,381,334
Shared Voting Power: 0
Sole Dispositive Power: 12,251,334
Shared Dispositive Power: 0

(c)	None.

(d)	None.

(e)	Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER

Pursuant to the terms of the Stock Purchase Agreement dated December 8, 2008, by and between the Reporting Person and Timothy D. Consalvi, Lawrence A. Consalvi, and Joseph T. Gledhill, the Reporting Person acquired, via irrevocable proxy, the right to vote the remaining shares of common stock of the Issuer owned by Timothy D. Consalvi, Lawrence A. Consalvi, and Joseph T. Gledhill.  Under these proxies the Reporting Person has the right to vote an additional 1,130,000 shares of the Issuer, which equals approximately 4.1% of the Issuer’s common stock.  Together with the 12,251,334 shares, the Reporting Person controls approximately 48.5% of the outstanding voting rights of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item No.	Description

10.1(1)	Stock Purchase Agreement dated December 8, 2008, between Money Line Capital, Inc. and Timothy D. Consalvi, Kathryn Consalvi, Lawrence A. Consalvi, Lina Consalvi, and Joseph T. Gledhill

(1)	Incorporated by reference from our Current Report on Form 8-K filed with the Commission on December 15, 2008.

Signature

After  reasonable inquiry and to the best of my knowledge and belief, I certify that  the information set forth in this statement is true, complete and correct.

December 19, 2008

Date

/s/ Jitu Banker

Signature

Jitu Banker, President

Name/Title

Attention.  Intentional  misstatements  or omissions of fact constitute  Federal criminal  violations  (see  18  U.S.C.  1001).